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                               February 2, 2022

       Sze Hon, Johnson Chen
       Chief Executive Officer
       Magic Empire Global Limited
       3/F, 8 Wyndham Street
       Central, Hong Kong

                                                        Re: Magic Empire Global
Limited
                                                            Amendment No. 4 to
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted January
21, 2022
                                                            CIK No. 0001881472

       Dear Mr. Chen:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 19, 2022 letter.

       Draft Registration Statement submitted January 21, 2022

       General

   1. Please refer to your response to comment 1. We note numerous references in the summary, risk factors,
and elsewhere that "on June 22, 2021 the U.S. Senate passed
                                                        the HFCAA." Please
clarify throughout that the Senate passed the Accelerating Holding
                                                        Foreign Companies
Accountable Act.
       Risk Factors
       Although the audit report included in this prospectus, page 21

   2. Please refer to the fifth paragraph of this risk factor. Please update your disclosure to
 Sze Hon, Johnson Chen
Magic Empire Global Limited
February 2, 2022
Page 2
         reflect that the SEC adopted final rules on December 2, 2021 and revise elsewhere as necessary for consistency.
       Please contact Eric Envall at (202) 551-3234 or J. Nolan McWilliams at
(202) 551-3217
with any questions.



FirstName LastNameSze Hon, Johnson Chen                      Sincerely,
Comapany NameMagic Empire Global Limited
                                                             Division of
Corporation Finance
February 2, 2022 Page 2                                      Office of Finance
FirstName LastName